Marathon Capital Markets, LLC

Financial Report
December 31, 2025

Filed as PUBLIC information pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934.

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SEC FILE NUMBER
8-52256

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/25 (MM/DD/YY) AND ENDING 12/31/25 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Marathon Capital Markets, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

200 W Madison St, Suite 3700
(No. and Street)

Chicago	IL	60606
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Philippe Lavertu	312-989-1341	plavertu@marathoncapital.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

RSM US LLP
(Name – if individual, state last, first, and middle name)

30 S Wacker Dr, Suite 3300	Chicago	IL	60606
(Address)	(City)	(State)	(Zip Code)

09/24/2003	49
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Philippe Lavertu, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Marathon Capital Markets, LLC, as of December 31, 2025, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Official Seal
JUDITH ALEXA JOI THOMPSON
Notary Public, State of Illinois
Commission No. 989427
My Commission Expires April 11, 2028

Signature: [signature]

Title:
Chief Financial Officer

Notary Public [signature]

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a 4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Contents





RSM

RSM US LLP

Report of Independent Registered Public Accounting Firm

To the Board of Managers and Member of Marathon Capital Markets, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Marathon Capital Markets, LLC, (the Company) as of December 31, 2025, and the related notes (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

RSM US LLP

We have served as the Company's auditor since 2007.

Chicago, Illinois
March 30, 2026

THE POWER OF BEING UNDERSTOOD
ASSURANCE | TAX | CONSULTING

1

RSM US LLP is the U.S. member firm of RSM International, a global network of independent assurance, tax, and consulting firms. Visit rsmus.com/aboutus for more information regarding RSM US LLP and RSM International.

Marathon Capital Markets, LLC

Statement of Financial Condition
December 31, 2025

Assets

Cash	$	3,238,847
Accounts receivable, net		37,442,405
Prepaid expenses		50,670
Total assets	$	40,731,922

Liabilities and Member's Equity

Liabilities		
Due to Parent	$	4,322,181
Accounts payable		300,279
Deferred revenue		341,000
		4,963,460
Member's equity		35,768,462
Total liabilities and member's equity	$	40,731,922

See Notes to Statement of Financial Condition.

Marathon Capital Markets, LLC

Notes to Statement of Financial Condition

Note 1.   Nature of Operations and Significant Accounting Policies

Nature of operations: Marathon Capital Markets, LLC (the Company) was organized in the State of Delaware and is a wholly owned subsidiary of Marathon Capital, LLC (the Parent). The Parent is the sole member of the Company and the operating agreement provides, among other things, that the term of the Company shall be perpetual until the Company is dissolved by the Parent.

The Company is a broker-dealer registered under the Securities Exchange Act of 1934 and a member of the Financial Industry Regulatory Authority (FINRA). The Company's activities include investment banking and related advisory services, primarily involving private placement offerings.

The Company does not handle customers' cash or securities and thus has no obligations under SEC Rule 15c3-3.

The Company is approved to engage in investment banking in Canada as an Exempt Market Dealer by its principal regulator, the Ontario Securities Commission. The Company is currently approved to conduct business in the provinces of Ontario, Alberta and British Columbia.

Use of estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Revenue recognition: The Company's investment banking and advisory fees generally consist of non-refundable fees for a specified deliverable (i.e., a business plan or fairness opinion), up-front work fees or ongoing retainer fees, and success fees due upon the successful closing of a transaction. Fees for specific deliverables, work fees, and retainers are generally fixed, while success fees may be fixed or variable. Investment banking and advisory fees, as well as related reimbursed client expenses, are recorded when the performance obligation for the transaction is satisfied under the terms of each contract and it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur. Generally, the performance obligation for specific deliverables is satisfied at a point in time upon delivery of the report, while the performance obligation for up-front work fees, ongoing retainer fees, and success fees is satisfied ratably over time during the term of each contract. Success fees are typically recognized either upon completion of a transaction or fulfillment of our performance obligations, once it is definitively determined that there will be no significant revenue reversal due to uncertainty and that the transaction is nearing closure. Management's judgment is required in determining when a performance obligation has been met. Most fees are due and received shortly after the completion of the related performance obligation, with the exception of up-front work fees which are invoiced and received prior to completion of the performance obligation.

Accounts receivable from investment banking and advisory services are based on executed agreements which meet the revenue recognition criteria noted above. The Company may record a current expected credit loss, which is based upon a review of outstanding receivables and historical collection information. As of January 1, 2025, accounts receivable, net, was $33,680,339. As of December 31, 2025, accounts receivable, net was $37,442,405, and the Company determined that an allowance of $330,619 should be recorded against the accounts receivable balance.

As of December 31, 2025, the Company had deferred revenue of $341,000 that represents the portion of up-front work fees received by the Company for which the performance obligation has not been fully satisfied.

Marathon Capital Markets, LLC

Notes to Statement of Financial Condition

Note 1. Nature of Operations and Significant Accounting Policies (continued)

Foreign currency translation: The Company's functional currency and reporting currency is the United States dollar. Monetary assets and liabilities denominated in foreign currency are translated into United States dollars using the rate of exchange in effect at the end of the year. All transactions denominated in foreign currency are translated into United States dollars at the exchange rates in effect at the transaction date. The effect of foreign currency translation is insignificant to the financial statements taken as a whole.

Income taxes: The Company is a single member limited liability company and is treated as a disregarded entity for federal and state tax purposes. The Company does not file a federal or state tax return, but its taxable income is reported as part of the Parent's federal and state tax returns.

The Company has a tax sharing agreement with the Parent whereby it reimburses the Parent an estimated amount for federal, state, and local income taxes incurred from the results of the Company's operations in the Parent's consolidated tax returns. Although the Company does not prepare a stand-alone tax provision, it estimates that the Company's effective tax rate would be similar to the rate charged to it by the Parent were a stand-alone tax provision prepared.

The accounting standard on accounting for uncertainty in income taxes provides guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Parent's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year.

Management has determined there are no material uncertain income tax positions through December 31, 2025. The Parent and the Company are generally not subject to U.S. federal, state or local income tax examinations for tax years before 2022.

Segment reporting: In November 2023, the FASB issued ASU No. 2023-07 ("ASU 2023-07"), Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures to improve reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses. The Company is engaged in a single line of business as a securities broker-dealer, which is primarily comprised of investment banking and advisory services. The Company has identified its Chief Executive Officer ("CEO") as the Chief Operating Decision Maker ("CODM"), who uses total revenue, cash flow and net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. The CODM utilizes revenue and cash flow as the primary measures of segment performance and resource allocation. These measures are used to assess operating results and to guide decisions related to budgeting, investment priorities, spending levels, personnel additions, cost management actions, and capital deployment to support growth initiatives. Additionally, the CODM uses excess net capital (see Note 4), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends to the Parent. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies. There were no changes in segment determinations, measures reviewed by the CODM, or significant expense categories compared with prior periods.

Marathon Capital Markets, LLC

Notes to Statement of Financial Condition

Note 2.   Related-Party Transactions

Pursuant to a service agreement between the Parent and the Company, the Company is invoiced various expenses. The Company is billed for transactional support and client expenses incurred by the Parent related to fulfillment of investment banking and advisory contracts. The Company also pays a monthly management fee to the Parent whereby the Parent provides, among other things, office space and administrative support. In addition, the Parent pays certain expenses related to audit and regulatory matters on behalf of the Company that are reimbursed to the Parent. As noted above, the Company also makes estimated tax payments to the Parent. The Company generally settles intercompany invoices monthly. As of December 31, 2025, the Company had a liability to the Parent in the amount of $4,322,181 related to the above mentioned expenses and presented in Due to Parent on the statement of financial condition.

Note 3.   Concentration of Credit Risk

The Company maintains significant deposits in a bank which may exceed federally insured limits. The Company has not experienced any losses in this account. Management believes the Company is not exposed to significant credit risk.

Note 4.   Regulatory Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1). Under this rule, the Company is required to maintain net capital equal to the greater of $100,000 or 6 2/3% of aggregate indebtedness, as defined. The rule also requires that the ratio of aggregate indebtedness to net capital, as defined, not to exceed 15 to 1, and provides that equity capital may not be withdrawn if the resulting ratio would exceed 10 to 1.

Net capital and aggregate indebtedness change from day to day, as of December 31, 2025, the Company had net capital and a net capital requirement of $2,597,568 and $330,897, respectively. The Company's ratio of aggregate indebtedness to net capital ratio was 1.91 to 1 as of December 31, 2025. The rule may effectively restrict distributions to the Parent.

As an Exempt Market Dealer, the Company is also subject to a 50,000 Canadian Dollar excess working capital requirement by the Ontario Securities Commission and was in compliance with the requirement as of December 31, 2025.

Note 5.   Indemnifications

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of future obligation under these indemnifications to be remote, and has not recorded a contingent liability in the financial statements for these indemnifications.

Note 6.   Subsequent Events

Management has evaluated the possibility of subsequent events existing in the Company's financial statements through the date the financial statements were issued. Management has determined that there are no material events or transactions that would affect the Company's financial statements or required disclosure in the Company's footnotes to the financial statements through this date.